Semiannual Report

DECEMBER 31, 2005

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors Value Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Select Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Select Funds, Inc. prospectus and current Fund performance information.

President's Letter

December 31, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended December 31, 2005. Over the period, the financial markets remained fairly resilient in the face of challenges from a variety of directions. The S&P 500 Index increased 5.77 percent during the six-month period, while the Dow Jones Industrial Average rose 5.58 percent. Bonds struggled somewhat as interest rates continued to rise, with the Citigroup Broad Investment Grade Index declining 0.04 percent over the last six months.

Between July and December, the financial markets contended with increasing energy prices, steadily rising interest rates and, most dramatically, the fallout from two major hurricanes that tragically struck this country's Gulf Coast. Despite these headwinds, the financial markets and the U.S. economy did relatively well. Corporate profits overall have generally been strong, and global economies remain fundamentally sound. Growth in U.S. gross domestic product (GDP) was 4.1 percent in 2005's calendar third quarter, and estimates for the fourth quarter are for near 3 percent growth.

Economic growth likely will slow somewhat in the U.S. in 2006, due to higher interest rates and higher energy prices. The Federal Reserve, in continuing its campaign of gradually raising short-term interest rates to fight inflation risks, enacted a quarter-point increase in December, its 13th increase since tightening began in 2004, bringing the Federal Funds rate to 4.25 percent. Although future Fed policy remains uncertain, indications are that the rate-raising campaign is likely to end in 2006. As it becomes clear that the economy is operating at a sustainable, non-inflationary rate, the Fed likely will cease pushing up interest rates.

The other major potential drag on the economy is the rapid rise of oil prices. Crude oil had been rising gradually over the summer, but spiked dramatically following the late-August hurricanes. By the end of December, the price surpassed $61 per barrel. The world is facing constraints in supply such as we have never seen before. While many are forecasting that prices may ease somewhat in 2006, we believe that longer term, higher energy prices are here to stay. As investors, we must remain aware of that reality, its impact on the world economies, and any opportunities that it may create.

While the world and the financial markets continually face challenges brought on by economic or geopolitical events – and although past performance is no guarantee of future results – stocks have historically continued to rise over time. That is why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification among four or five or so different asset classes, you can potentially provide more balance to your investment portfolio over time.

Your financial advisor can help you with these strategies and help you to develop and maintain a customized plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Select Funds, Inc. and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2005.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Dividend Income Fund Expenses

For the Six Months Ended December 31, 2005	Beginning Account Value 6-30-05	Ending Account Value 12-31-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,099.30	1.29%	$ 6.80
Class B	1,000	1,094.50	2.23	11.77
Class C	1,000	1,094.70	2.16	11.42
Class Y	1,000	1,101.90	0.95	5.04
Based on 5% Return[2]				
Class A	$1,000	$1,018.73	1.29%	$ 6.54
Class B	1,000	1,013.97	2.23	11.32
Class C	1,000	1,014.31	2.16	10.98
Class Y	1,000	1,020.41	0.95	4.85

Value Fund Expenses

For the Six Months Ended December 31, 2005	Beginning Account Value 6-30-05	Ending Account Value 12-31-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,026.00	1.35%	$ 6.90
Class B	1,000	1,021.50	2.29	11.65
Class C	1,000	1,021.90	2.24	11.39
Class Y	1,000	1,027.80	0.94	4.81
Based on 5% Return[2]				
Class A	$1,000	$1,018.40	1.35%	$ 6.87
Class B	1,000	1,013.68	2.29	11.61
Class C	1,000	1,013.94	2.24	11.35
Class Y	1,000	1,020.47	0.94	4.79

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2005, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF DIVIDEND INCOME FUND

Portfolio Highlights

On December 31, 2005, Waddell & Reed Advisors Dividend Income Fund had net assets totaling $333,621,444 invested in a diversified portfolio of:

93.68%	Common Stocks
6.32%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on December 31, 2005, your Fund owned:



■	Energy Stocks	$21.93
■	Financial Services Stocks	$14.96
■	Consumer Nondurables Stocks	$ 9.16
■	Capital Goods Stocks.	$ 7.94
■	Technology Stocks	$ 6.75
■	Cash and Cash Equivalents.	$ 6.32
☐	Utilities Stocks	$ 6.04
■	Health Care Stocks	$ 5.50
■	Multi-Industry Stocks	$ 5.22
■	Raw Materials Stocks.	$ 4.74
■	Consumer Services Stocks	$ 4.37
■	Miscellaneous Stocks.	$ 3.96
☐	Transportation Stocks.	$ 3.11

The Investments of Dividend Income Fund

December 31, 2005

COMMON STOCKS	Shares	Value
Aircraft – 2.56%		
Boeing Company (The)	75,350	$ 5,292,584
Goodrich Corporation.	78,850	3,240,735
		8,533,319
Aluminum – 0.86%		
Alcoa Incorporated	96,750	**2,860,897**
Banks – 1.73%		
Bank of America Corporation.	125,350	**5,784,902**
Beverages – 1.37%		
Diageo plc, ADR.	78,200	**4,559,060**
Business Equipment and Services – 1.08%		
Genuine Parts Company	81,950	**3,599,244**
Capital Equipment – 3.78%		
Caterpillar Inc.	98,800	5,707,676
Deere & Company	101,250	6,896,138
		12,603,814
Chemicals – Petroleum and Inorganic – 1.25%		
Dow Chemical Company (The)	47,600	2,085,832
du Pont (E.I.) de Nemours and Company	49,300	2,095,250
		4,181,082
Chemicals – Specialty – 1.18%		
Air Products and Chemicals, Inc.	66,500	**3,936,135**
Computers – Peripherals – 3.09%		
Microsoft Corporation.	214,250	5,595,139
SAP Aktiengesellschaft, ADR	104,650	4,716,576
		10,311,715
Electrical Equipment – 0.59%		
Emerson Electric Co.	26,450	**1,975,815**
Electronic Components – 1.10%		
Microchip Technology Incorporated	50,700	1,631,526
Texas Instruments Incorporated.	63,650	2,041,255
		3,672,781

See Notes to Schedule of Investments on page 12.

The Investments of Dividend Income Fund

December 31, 2005

COMMON STOCKS (Continued)	**Shares**	**Value**
Finance Companies – 3.12%		
SLM Corporation	188,903	**$ 10,406,666**
Food and Related – 0.91%		
Campbell Soup Company	101,850	**3,032,074**
Health Care – Drugs – 1.28%		
Pfizer Inc.	183,650	**4,282,718**
Health Care – General – 1.13%		
Johnson & Johnson	62,900	**3,780,290**
Hospital Supply and Management – 3.09%		
Medtronic, Inc.	142,600	8,209,482
UnitedHealth Group Incorporated	33,680	2,092,875
		10,302,357
Hotels and Gaming – 4.37%		
Harrah's Entertainment, Inc.	70,850	5,050,897
Starwood Hotels & Resorts Worldwide, Inc.	148,950	9,511,947
		14,562,844
Household – General Products – 2.74%		
Colgate-Palmolive Company	104,300	5,720,855
Procter & Gamble Company (The)	59,250	3,429,390
		9,150,245
Insurance – Property and Casualty – 2.52%		
Allstate Corporation (The)	86,450	4,674,351
St. Paul Companies, Inc. (The)	83,500	3,729,945
		8,404,296
Metal Fabrication – 0.94%		
Loews Corporation, Carolina Group	71,250	**3,134,287**
Mining – 1.45%		
Freeport-McMoRan Copper & Gold Inc., Class B	90,000	**4,842,000**
Multiple Industry – 5.22%		
3M Company	43,850	3,398,375
General Electric Company	243,800	8,545,190
NRG Energy, Inc.*	60,150	2,834,268
Valor Communications Group, Inc.	230,250	2,624,850
		17,402,683

See Notes to Schedule of Investments on page 12.

The Investments of Dividend Income Fund

December 31, 2005

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 2.63%		
Fluor Corporation	113,500	$ 8,769,010
Petroleum – International – 9.39%		
Anadarko Petroleum Corporation	80,700	7,646,325
BP p.l.c., ADR	49,750	3,194,945
Burlington Resources Inc.	107,600	9,275,120
Exxon Mobil Corporation	169,850	9,540,475
Marathon Oil Corporation.	27,550	1,679,724
		31,336,589
Petroleum – Services – 12.54%		
BJ Services Company	110,650	4,057,535
Baker Hughes Incorporated.	138,550	8,421,069
Grant Prideco, Inc.*	46,150	2,036,138
National Oilwell Varco, Inc.*	70,900	4,445,430
Patterson-UTI Energy, Inc.	199,950	6,575,356
Schlumberger Limited	89,200	8,665,780
Transocean Inc.*.	63,750	4,442,738
Weatherford International Ltd.*	87,950	3,183,790
		41,827,836
Railroad – 1.30%		
Union Pacific Corporation	53,850	4,335,464
Real Estate Investment Trust – 2.29%		
ProLogis	67,950	3,174,624
Simon Property Group, Inc.	58,250	4,463,698
		7,638,322
Retail – General Merchandise – 0.59%		
Federated Department Stores, Inc.	29,865	1,980,945
Savings and Loans – 0.45%		
Capitol Federal Financial	45,300	1,488,784
Security and Commodity Brokers – 7.14%		
Alliance Capital Management L.P.	90,800	5,129,292
Chicago Mercantile Exchange Holdings Inc.	18,200	6,688,318
Franklin Resources, Inc.	26,300	2,472,463
Marsh & McLennan Companies, Inc.	136,050	4,320,948
Morgan (J.P.) Chase & Co.	131,032	5,200,660
		23,811,681

See Notes to Schedule of Investments on page 12.

The Investments of Dividend Income Fund

December 31, 2005

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 4.14%		
Altria Group, Inc.	122,550	$ 9,156,936
Reynolds American Inc.	48,950	4,666,404
		13,823,340
Trucking and Shipping – 1.81%		
United Parcel Service, Inc., Class B	80,550	**6,053,333**
Utilities – Electric – 1.67%		
Dominion Resources, Inc.	46,700	3,605,240
NiSource Inc.	93,850	1,957,711
		5,562,951
Utilities – Gas and Pipeline – 2.75%		
Enbridge Inc.	103,950	3,250,516
Kinder Morgan, Inc.	64,550	5,935,373
		9,185,889
Utilities – Telephone – 1.62%		
BellSouth Corporation	99,700	2,701,870
Iowa Telecommunications Services, Inc.	173,950	2,694,485
		5,396,355
TOTAL COMMON STOCKS – 93.68%		**$312,529,723**
(Cost: $252,763,931)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Certificates of Deposit – 1.50%		
Banks		
Wells Fargo Bank, N.A.,		
4.33%, 1–12–06	$5,000	**5,000,000**
Commercial Paper		
Aircraft – 1.59%		
United Technologies Corporation,		
4.32%, 1–3–06	5,292	**5,290,730**
Beverages – 1.50%		
Concentrate Manufacturing Company of		
Ireland (The) (PepsiCo, Inc.),		
4.28%, 1–18–06	5,000	**4,989,895**

See Notes to Schedule of Investments on page 12.

The Investments of Dividend Income Fund

December 31, 2005

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Capital Equipment – 1.20%		
John Deere Capital Corporation,		
4.34%, 1–9–06	$4,000	$ 3,996,142
Health Care – Drugs – 1.49%		
Cloverleaf International Holdings S.A.		
(Merck & Co., Inc.),		
4.23%, 1–9–06	5,000	4,995,300
Utilities – Electric – 1.45%		
Wisconsin Electric Power Co.,		
4.22%, 1–3–06	4,858	4,856,861
Total Commercial Paper – 7.23%		24,128,928
TOTAL SHORT-TERM SECURITIES – 8.73%		$ 29,128,928
(Cost: $29,128,928)		
TOTAL INVESTMENT SECURITIES – 102.41%		$341,658,651
(Cost: $281,892,859)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.41%)		(8,037,207)
NET ASSETS – 100.00%		$333,621,444

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR - American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

DIVIDEND INCOME FUND
December 31, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $281,893) (Notes 1 and 3)	$341,659
Receivables:	
Fund shares sold.	1,129
Dividends and interest.	794
Prepaid and other assets	30
Total assets	343,612

LIABILITIES

Payable for investment securities purchased	8,941
Payable to Fund shareholders	838
Accrued shareholder servicing (Note 2).	82
Accrued service fee (Note 2)	61
Due to custodian.	17
Accrued management fee (Note 2)	13
Accrued accounting services fee (Note 2)	8
Accrued distribution fee (Note 2)	2
Other.	29
Total liabilities.	9,991
Total net assets.	$333,621

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 24
Additional paid-in capital	274,632
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	43
Accumulated undistributed net realized loss	
on investment transactions	(844)
Net unrealized appreciation in value of investments.	59,766
Net assets applicable to outstanding units of capital.	$333,621
Net asset value per share (net assets divided by shares outstanding):	
Class A	$13.67
Class B	$13.62
Class C	$13.63
Class Y	$13.67
Capital shares outstanding:	
Class A	21,204
Class B	1,380
Class C	1,024
Class Y	801
Capital shares authorized	330,000

See Notes to Financial Statements.

Statement of Operations

DIVIDEND INCOME FUND
For the Six Months Ended December 31, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $6)	$ 3,194
Interest and amortization	510
Total income	3,704
Expenses (Note 2):	
Investment management fee	1,052
Shareholder servicing:	
Class A	297
Class B	36
Class C	23
Class Y	8
Service fee:	
Class A	320
Class B	22
Class C	16
Distribution fee:	
Class A	5
Class B	65
Class C	48
Accounting services fee	49
Audit fees	7
Custodian fees	7
Legal fees	4
Other	96
Total expenses	2,055
Net investment income	1,649

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(663)
Unrealized appreciation in value of investments during the period	26,812
Net gain on investments	26,149
Net increase in net assets resulting from operations	$27,798

See Notes to Financial Statements.

Statement of Changes in Net Assets

DIVIDEND INCOME FUND
(In Thousands)

	For the six months ended December 31, 2005	For the fiscal year ended June 30, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,649	$ 2,384
Realized net loss on investments	(663)	(151)
Unrealized appreciation.	26,812	23,869
Net increase in net assets resulting from operations.	27,798	26,102
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(1,644)	(2,147)
Class B	(25)	(33)
Class C	(21)	(28)
Class Y	(83)	(144)
Realized gains on investment transactions:		
Class A	(—)	(393)
Class B	(—)	(29)
Class C	(—)	(21)
Class Y	(—)	(21)
	(1,773)	(2,816)
Capital share transactions (Note 5)	42,637	83,191
Total increase	68,662	106,477
NET ASSETS		
Beginning of period.	264,959	158,482
End of period.	$333,621	$264,959
Undistributed net investment income	$ 43	$ 167

(1)See "Financial Highlights" on pages 16 - 19.

See Notes to Financial Statements.

Financial Highlights

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended 6-30-05	For the period from 7-1-03[1] to 6-30-04
Net asset value, beginning of period	$12.51	$11.26	$10.00
Income from investment operations:			
Net investment income	0.07	0.13	0.07
Net realized and unrealized			
gain on investments.	1.17	1.28	1.25
Total from investment operations	1.24	1.41	1.32
Less distributions from:			
Net investment income	(0.08)	(0.13)	(0.06)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.08)	(0.16)	(0.06)
Net asset value, end of period	$13.67	$12.51	$11.26
Total return[2]	9.93%	12.59%	13.18%
Net assets, end of period (in millions)	$290	$228	$132
Ratio of expenses to average net assets including voluntary expense waiver	1.29%[3]	1.32%	1.40%
Ratio of net investment income to average net assets including voluntary expense waiver	1.18%[3]	1.20%	0.84%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[4]	—[4]	1.41%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[4]	—[4]	0.83%
Portfolio turnover rate	10%	28%	27%

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)Because the Fund's net assets exceeded $25 million for the entire period, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended 6-30-05	For the period from 7-1-03[1] to 6-30-04
Net asset value, beginning of period	$12.46	$11.22	$10.00
Income (loss) from investment operations:			
Net investment income (loss)	0.02	0.03	(0.00)
Net realized and unrealized			
gain on investments.	1.16	1.27	1.22
Total from investment operations	1.18	1.30	1.22
Less distributions from:			
Net investment income	(0.02)	(0.03)	(0.00)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.02)	(0.06)	(0.00)
Net asset value, end of period	$13.62	$12.46	$11.22
Total return	9.45%	11.57%	12.20%
Net assets, end of period (in millions)	$19	$16	$10
Ratio of expenses to average net assets including voluntary expense waiver.	2.23%[2]	2.26%	2.30%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.22%[2]	0.26%	−0.06%
Ratio of expenses to average net assets excluding voluntary expense waiver.	—[3]	—[3]	2.31%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	—[3]	—[3]	−0.07%
Portfolio turnover rate.	10%	28%	27%

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million for the entire period, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended 6-30-05	For the period from 7-1-03[1] to 6-30-04
Net asset value, beginning of period	$12.47	$11.23	$10.00
Income (loss) from investment operations:			
Net investment income (loss)	0.02	0.04	(0.00)
Net realized and unrealized			
gain on investments.	1.16	1.26	1.23
Total from investment operations	1.18	1.30	1.23
Less distributions from:			
Net investment income	(0.02)	(0.03)	(0.00)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.02)	(0.06)	(0.00)
Net asset value, end of period	$13.63	$12.47	$11.23
Total return	9.47%	11.59%	12.30%
Net assets, end of period (in millions)	$14	$11	$8
Ratio of expenses to average net assets including voluntary expense waiver	2.16%[2]	2.19%	2.24%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.29%[2]	0.32%	−0.00%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	2.25%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	—[3]	—[3]	−0.01%
Portfolio turnover rate.	10%	28%	27%

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million for the entire period, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended 6-30-05	For the period from 7-1-03[1] to 6-30-04
Net asset value, beginning of period	$12.51	$11.26	$10.00
Income from investment operations:			
Net investment income	0.10	0.18	0.07
Net realized and unrealized gain on investments.	1.16	1.28	1.28
Total from investment operations	1.26	1.46	1.35
Less distributions from:			
Net investment income	(0.10)	(0.18)	(0.09)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.10)	(0.21)	(0.09)
Net asset value, end of period	$13.67	$12.51	$11.26
Total return	10.19%	13.01%	13.58%
Net assets, end of period (in millions)	$11	$10	$8
Ratio of expenses to average net assets including voluntary expense waiver	0.95%[2]	0.96%	1.01%
Ratio of net investment income to average net assets including voluntary expense waiver	1.49%[2]	1.56%	1.03%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	1.02%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	1.02%
Portfolio turnover rate.	10%	28%	27%

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million for the entire period, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF VALUE FUND

Portfolio Highlights

On December 31, 2005, Waddell & Reed Advisors Value Fund had net assets totaling $581,705,244 invested in a diversified portfolio of:

97.88%	Common Stocks
1.91%	Cash and Cash Equivalents
0.21%	Preferred Stock

As a shareholder of the Fund, for every $100 you had invested on December 31, 2005, your Fund owned:



Financial Services Stocks	$33.44
Energy Stocks	$13.65
Utilities Stocks	$ 8.95
Technology Stocks	$ 7.73
Miscellaneous Stocks.	$ 6.76
Consumer Nondurables Stocks	$ 5.52
Consumer Services Stocks	$ 5.40
Multi-Industry Stocks	$ 5.13
Health Care Stocks	$ 4.30
Retail Stocks.	$ 4.08
Business Equipment and Services Stocks .	$ 2.92
Cash and Cash Equivalents.	$ 1.91
Preferred Stock.	$ 0.21

The Investments of Value Fund

December 31, 2005

COMMON STOCKS	Shares	Value
Aircraft – 1.54%		
Lockheed Martin Corporation	140,700	$ 8,952,741
Aluminum – 0.58%		
Alcoa Incorporated.	114,900	3,397,593
Banks – 11.43%		
Bank of America Corporation.	564,170	26,036,445
Citigroup Inc. (A).	356,300	17,291,239
Mellon Financial Corporation	358,200	12,268,350
Wachovia Corporation	90,500	4,783,830
Wells Fargo & Company	97,400	6,119,642
		66,499,506
Beverages – 2.10%		
Diageo plc, ADR.	102,200	5,958,260
Molson Coors Brewing Company, Class B	93,000	6,230,070
		12,188,330
Broadcasting – 1.60%		
Viacom Inc., Class B	285,300	9,300,780
Business Equipment and Services – 2.92%		
ARAMARK Corporation, Class B.	331,200	9,200,736
Waste Management, Inc.	256,700	7,790,845
		16,991,581
Capital Equipment – 1.19%		
Illinois Tool Works Inc.	78,400	6,898,416
Chemicals – Petroleum and Inorganic – 0.75%		
du Pont (E.I.) de Nemours and Company	103,300	4,390,250
Chemicals – Specialty – 0.52%		
Air Products and Chemicals, Inc.	51,300	3,036,447
Communications Equipment – 0.85%		
Cisco Systems, Inc.*	288,100	4,922,188
Computers – Main and Mini – 1.95%		
Hewlett-Packard Company.	237,200	6,791,036
International Business Machines Corporation.	55,300	4,545,660
		11,336,696

See Notes to Schedule of Investments on page 25.

The Investments of Value Fund

December 31, 2005

COMMON STOCKS (Continued)	Shares	Value
Computers – Peripherals – 2.89%		
Adobe Systems Incorporated	81,800	$ 3,022,101
MICROS Systems, Inc.*.	55,200	2,665,608
Microsoft Corporation.	229,800	6,001,227
Oracle Corporation*	420,200	5,128,541
		16,817,477
Cosmetics and Toiletries – 0.59%		
NBTY, Inc.*.	210,200	3,415,750
Electronic Components – 0.50%		
Xilinx, Inc.	115,100	2,897,067
Finance Companies – 6.58%		
Fannie Mae.	341,000	16,644,210
Freddie Mac	316,900	20,709,415
Nelnet, Inc., Class A*	23,000	935,640
		38,289,265
Food and Related – 0.71%		
J.M. Smucker Company (The)	93,500	4,114,000
Furniture and Furnishings – 1.75%		
Masco Corporation.	338,000	10,204,220
Health Care – Drugs – 1.52%		
Pfizer Inc.	380,000	8,861,600
Health Care – General – 2.78%		
Boston Scientific Corporation (A)*	91,500	2,240,835
Da Vita Inc.*	195,400	9,895,056
Wyeth	87,100	4,012,697
		16,148,588
Insurance – Life – 1.01%		
UnumProvident Corporation	257,900	5,867,225
Insurance – Property and Casualty – 7.04%		
Allstate Corporation (The)	185,900	10,051,613
Assurant, Inc.	260,800	11,342,192
Everest Re Group, Ltd.	69,100	6,934,185
St. Paul Companies, Inc. (The)	283,083	12,645,318
		40,973,308

See Notes to Schedule of Investments on page 25.

The Investments of Value Fund

December 31, 2005

COMMON STOCKS (Continued)	Shares	Value
Leisure Time Industry – 1.13%		
Cendant Corporation	380,700	$ 6,567,075
Motion Pictures – 2.12%		
News Corporation Limited, Class A	510,700	7,941,385
Time Warner Inc. (A)	252,800	4,408,832
		12,350,217
Multiple Industry – 5.13%		
General Electric Company	522,700	18,320,635
Genworth Financial, Inc.	155,800	5,387,564
NRG Energy, Inc.*	130,400	6,144,448
		29,852,647
Petroleum – International – 13.24%		
Burlington Resources Inc.	121,500	10,473,300
ChevronTexaco Corporation	370,300	21,021,931
ConocoPhillips	155,600	9,052,808
Devon Energy Corporation.	177,700	11,113,358
Exxon Mobil Corporation	451,200	25,343,904
		77,005,301
Petroleum – Services – 0.41%		
Patterson-UTI Energy, Inc.	72,400	2,380,874
Publishing – 0.55%		
Gannett Co., Inc.	53,000	3,210,210
Railroad – 1.97%		
Union Pacific Corporation	142,500	11,472,675
Retail – Food Stores – 0.95%		
CVS Corporation	121,300	3,204,746
Rite Aid Corporation*	670,600	2,333,688
		5,538,434
Retail – General Merchandise – 3.13%		
Dollar General Corporation	458,100	8,735,967
Family Dollar Stores, Inc.	381,900	9,467,301
		18,203,268
Security and Commodity Brokers – 7.38%		
Marsh & McLennan Companies, Inc. (A)	267,700	8,502,152
Merrill Lynch & Co., Inc.	87,600	5,933,148
Morgan (J.P.) Chase & Co.	565,556	22,446,918
Morgan Stanley	106,200	6,025,788
		42,908,006

See Notes to Schedule of Investments on page 25.

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 2.12%		
Altria Group, Inc.	165,100	**$ 12,336,272**
Utilities – Electric – 3.97%		
Dominion Resources, Inc.	99,300	7,665,960
Exelon Corporation	154,900	8,231,386
PPL Corporation.	244,300	7,182,420
		23,079,766
Utilities – Telephone – 4.98%		
AT&T Inc.	395,400	9,683,346
Iowa Telecommunications Services, Inc.	360,400	5,582,596
Sprint Nextel Corporation.	367,500	8,584,800
Verizon Communications Inc.	170,500	5,135,460
		28,986,202
TOTAL COMMON STOCKS – 97.88%		**$569,393,975**
(Cost: $506,191,916)		
PREFERRED STOCK – 0.21%		
Finance Companies		
Federal National Mortgage Association,		
5.375% Convertible.	13	**$ 1,194,580**
(Cost: $1,300,000)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Aluminum – 1.02%		
Alcoa Incorporated,		
4.18%, 1–3–06	$5,923	**5,921,624**
Utilities – Telephone – 0.86%		
AT&T Inc.,		
4.17%, 1–3–06	5,000	**4,998,842**
Total Commercial Paper – 1.88%		**10,920,466**

See Notes to Schedule of Investments on page 25.

The Investments of Value Fund

December 31, 2005

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligation – 0.23%		
Washington		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Mill Pointe Apartments Project), Series 1999B (U. S. Bank, National Assocation), 4.35%, 1–3–06	$1,355	$ 1,355,000
TOTAL SHORT-TERM SECURITIES – 2.11%		$ 12,275,466
(Cost: $12,275,466)		
TOTAL INVESTMENT SECURITIES – 100.20%		$582,864,021
(Cost: $519,767,382)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.20%)		(1,158,777)
NET ASSETS – 100.00%		$581,705,244

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR - American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

(A) Security serves as cover for the following written call option outstanding at December 31, 2005. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Marsh & McLennan Companies, Inc.	1,338	February/35	$70,911	$33,450

In addition to the above written call option, the following written put options were outstanding as of December 31, 2005. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Boston Scientific Corporation	573	February/22.5	$24,250	$31,515
Symantec Corporation	755	January/17	23,027	23,330
Time Warner Inc.	1,173	January/17.5	34,016	35,190
			$81,293	$90,035

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

VALUE FUND
December 31, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $519,767) (Notes 1 and 3)	$582,864
Cash	1
Receivables:	
Dividends and interest.	773
Fund shares sold.	674
Prepaid and other assets	37
Total assets	584,349

LIABILITIES

Payable to Fund shareholders	2,032
Accrued shareholder servicing (Note 2).	216
Outstanding written options – at value	
(premium received – $152) (Note 6)	123
Accrued service fee (Note 2)	103
Payable for investment securities purchased	84
Accrued management fee (Note 2)	22
Accrued accounting services fee (Note 2)	14
Accrued distribution fee (Note 2)	5
Other.	45
Total liabilities	2,644
Total net assets.	$581,705

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 47
Additional paid-in capital	508,157
Accumulated undistributed income:	
Accumulated undistributed net investment income.	114
Accumulated undistributed net realized gain on	
investment transactions	10,262
Net unrealized appreciation in value of securities.	63,096
Net unrealized appreciation in value of written options	29
Net assets applicable to outstanding units of capital.	$581,705
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.46
Class B	$12.20
Class C	$12.27
Class Y	$12.46
Capital shares outstanding:	
Class A	38,303
Class B	4,242
Class C	2,008
Class Y	2,249
Capital shares authorized	340,000

See Notes to Financial Statements.

Statement of Operations

VALUE FUND
For the Six Months Ended December 31, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $15)	$ 6,808
Interest and amortization	128
Total income	6,936

Expenses (Note 2):

Investment management fee	2,133
Shareholder servicing:	
Class A	766
Class B	131
Class C	57
Class Y	21
Service fee:	
Class A	616
Class B	68
Class C	33
Distribution fee:	
Class A	12
Class B	203
Class C	99
Accounting services fee	82
Legal fees	51
Audit fees	13
Custodian fees	13
Other	133
Total expenses	4,431
Net investment income	2,505

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	26,387
Realized net gain on written options	935
Realized net gain on investments	27,322
Unrealized depreciation in value of securities during the period	(14,426)
Unrealized depreciation in value of written options during the period	(143)
Unrealized depreciation in value of investments during the period	(14,569)
Net gain on investments	12,753
Net increase in net assets resulting from operations	$15,258

See Notes to Financial Statements.

Statement of Changes in Net Assets

VALUE FUND
(In Thousands)

	For the six months ended December 31, 2005	For the fiscal year ended June 30, 2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 2,505	$ 5,967
Realized net gain on investments	27,322	26,254
Unrealized appreciation (depreciation)	(14,569)	23,289
Net increase in net assets resulting from operations.	15,258	55,510
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(5,324)	(3,163)
Class B	(78)	(—)
Class C	(51)	(—)
Class Y	(418)	(274)
Realized gains on investment transactions:		
Class A	(25,007)	(—)
Class B	(2,787)	(—)
Class C	(1,323)	(—)
Class Y	(1,424)	(—)
	(36,412)	(3,437)
Capital share transactions (Note 5)	(6,124)	63,023
Total increase (decrease)	(27,278)	115,096
NET ASSETS		
Beginning of period.	608,983	493,887
End of period.	$581,705	$608,983
Undistributed net investment income	$ 114	$ 3,480

(1)See "Financial Highlights" on pages 29 - 32.

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				For the period from 12-15-00[1] through 6-30-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$12.94	$11.77	$ 9.77	$9.89	$10.82	$10.00
Income (loss) from investment operations:						
Net investment income	0.07	0.14	0.06	0.05	0.02	0.03
Net realized and unrealized gain (loss) on investments.	0.28	1.12	1.99	(0.12)	(0.92)	0.79
Total from investment operations	0.35	1.26	2.05	(0.07)	(0.90)	0.82
Less distributions from:						
Net investment income	(0.15)	(0.09)	(0.05)	(0.05)	(0.03)	(0.00)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.83)	(0.09)	(0.05)	(0.05)	(0.03)	(0.00)
Net asset value, end of period.	$12.46	$12.94	$11.77	$9.77	$ 9.89	$10.82
Total return[2]	2.60%	10.69%	21.04%	–0.73%	–8.30%	8.20%
Net assets, end of period (in millions)	$477	$501	$402	$274	$286	$109
Ratio of expenses to average net assets including voluntary expense waiver	1.35%[3]	1.34%	1.40%	1.45%	1.39%	1.47%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	0.92%[3]	1.18%	0.60%	0.58%	0.53%	1.17%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[4]	—[4]	—[4]	—[4]	—[4]	1.50%[3]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[4]	—[4]	—[4]	—[4]	—[4]	1.14%[3]
Portfolio turnover rate.	20%	46%	92%	118%	60%	10%

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				For the period from 12-15-00[1] through 6-30-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$12.62	$11.52	$ 9.60	$9.78	$10.77	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)	0.03	(0.03)	(0.04)	(0.04)	0.00
Net realized and unrealized gain (loss) on investments.	0.28	1.07	1.95	(0.14)	(0.95)	0.77
Total from investment operations	0.28	1.10	1.92	(0.18)	(0.99)	0.77
Less distributions from:						
Net investment income	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.70)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period . . .	$12.20	$12.62	$11.52	$9.60	$ 9.78	$10.77
Total return	2.15%	9.55%	20.00%	−1.84%	−9.19%	7.70%
Net assets, end of period (in millions)	$52	$54	$49	$34	$33	$13
Ratio of expenses to average net assets including voluntary expense waiver	2.29%[2]	2.29%	2.39%	2.49%	2.36%	2.42%[2]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	−0.01%[2]	0.23%	−0.39%	−0.46%	−0.45%	0.14%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	—[3]	2.46%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	—[3]	0.10%[2]
Portfolio turnover rate	20%	46%	92%	118%	60%	10%

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				For the period from 12-15-00[1] through 6-30-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$12.69	$11.57	$ 9.64	$9.80	$10.77	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.00	0.04	(0.03)	(0.03)	(0.03)	0.01
Net realized and unrealized gain (loss) on investments.	0.29	1.08	1.96	(0.13)	(0.94)	0.76
Total from investment operations	0.29	1.12	1.93	(0.16)	(0.97)	0.77
Less distributions from:						
Net investment income	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.71)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.27	$12.69	$11.57	$9.64	$ 9.80	$10.77
Total return	2.19%	9.68%	20.02%	−1.73%	−8.91%	7.70%
Net assets, end of period (in millions)	$25	$27	$22	$17	$19	$9
Ratio of expenses to average net assets including voluntary expense waiver	2.24%[2]	2.22%	2.29%	2.34%	2.20%	2.25%[2]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.04%[2]	0.31%	−0.29%	−0.31%	−0.29%	0.39%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	—[3]	2.29%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	—[3]	0.36%[2]
Portfolio turnover rate	20%	46%	92%	118%	60%	10%

(1) Commencement of operations of the class.
(2) Annualized.
(3) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 12-31-05	For the fiscal year ended June 30,				For the period from 12-15-00[1] through 6-30-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$12.97	$11.80	$ 9.79	$9.91	$10.84	$10.00
Income (loss) from investment operations:						
Net investment income	0.09	0.19	0.11	0.09	0.01	0.07
Net realized and unrealized gain (loss) on investments.	0.28	1.12	2.01	(0.12)	(0.87)	0.77
Total from investment operations	0.37	1.31	2.12	(0.03)	(0.86)	0.84
Less distributions from:						
Net investment income	(0.20)	(0.14)	(0.11)	(0.09)	(0.07)	(0.00)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.88)	(0.14)	(0.11)	(0.09)	(0.07)	(0.00)
Net asset value, end of period.	$12.46	$12.97	$11.80	$9.79	$ 9.91	$10.84
Total return	2.78%	11.16%	21.74%	–0.37%	–7.85%	8.40%
Net assets, end of period (in millions)	$28	$27	$21	$15	$9	$1
Ratio of expenses to average net assets including voluntary expense waiver	0.94%[2]	0.92%	0.93%	0.94%	0.95%	1.11%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	1.34%[2]	1.60%	1.06%	1.09%	0.97%	1.77%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	—[3]	1.13%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	—[3]	1.75%[2]
Portfolio turnover rate.	20%	46%	92%	118%	60%	10%

(1) Commencement of operations of the class.
(2) Annualized.
(3) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2005

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Select Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues two series of capital shares; each series represents ownership of a separate mutual fund. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. In deciding whether to make fair value adjustments, each Fund reviews a variety of factors, including news relating to security specific events, developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities. In these cases, the Fund may utilize information from a pricing service to adjust closing market quotations of foreign securities to reflect what it believes to be fair value. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by each Fund at the following annual rates: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

However, WRIMCO has voluntarily agreed to waive its management fee on any day if a Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Corporation and pricing daily the value of shares of each Fund. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a monthly per account charge for shareholder servicing. The monthly fee is as follows: Dividend Income Fund – $1.5792 for each shareholder account which was in existence at any time during the prior month; Value Fund – $1.5042 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Corporation pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the six-month period ended December 31, 2005, W&R received the following amounts in gross sales commissions and CDSC.

| | Gross Sales Commissions | CDSC | | |
		Class A	Class B	Class C
Dividend Income Fund	$932,880	$ 313	$ 7,371	$1,104
Value Fund	731,686	1,597	35,864	1,207

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended December 31, 2005, W&R paid the following amounts: Dividend Income Fund – $585,865 and Value Fund – $459,760.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Corporation paid Directors' fees of $19,139, which are included in other expenses. The Corporation pays Frederick Vogel III additional compensation for his service as lead independent director. For the six-month period ended December 31, 2005, that amount was $334.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six-month period ended December 31, 2005 are summarized as follows:

	Dividend Income Fund	Value Fund
Purchases of investment securities, excluding short-term and U.S. government obligations	$ 58,671,472	$120,688,347
Purchases of U.S. government obligations	—	—
Purchases of short-term securities	1,215,743,452	475,644,516
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	26,586,096	161,931,002
Proceeds from U.S. government obligations	—	—
Proceeds from maturities and sales of short-term securities	1,201,983,817	474,192,358

For Federal income tax purposes, cost of investments owned at December 31, 2005 and the related appreciation were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Dividend Income Fund	$281,923,871	$63,585,344	$ 3,850,564	$59,734,780
Value Fund	520,036,735	80,330,130	17,502,844	62,827,286

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2005 and the related capital loss carryover and post-October activity were as follows:

	Dividend Income Fund	Value Fund
Net ordinary income	$2,386,249	$ 5,973,592
Distributed ordinary income	2,807,312	3,437,223
Undistributed ordinary income*	163,699	3,510,083
Realized long-term capital gains	—	13,756,891
Distributed long-term capital gains	9,490	—
Undistributed long-term capital gains*	—	13,756,891
Capital loss carryover	145,197	—
Post-October losses deferred	—	14,122

*This entire amount was distributed prior to December 31, 2005.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Dividend Income Fund	Value Fund
June 30, 2013	$145,197	$ —

NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six-month period ended December 31, 2005 are summarized below. Amounts are in thousands.

	Dividend Income Fund	Value Fund
Shares issued from sale of shares:		
Class A	4,289	2,703
Class B	198	161
Class C	222	143
Class Y	52	152
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	119	2,374
Class B	2	230
Class C	1	110
Class Y	6	146
Shares redeemed:		
Class A	(1,409)	(5,512)
Class B	(84)	(451)
Class C	(120)	(378)
Class Y	(52)	(84)
Increase (decrease) in outstanding capital shares	3,224	(406)
Value issued from sale of shares:		
Class A	$56,694	$35,280
Class B	2,602	2,048
Class C	2,919	1,825
Class Y	685	1,979
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	1,615	29,934
Class B	24	2,846
Class C	21	1,367
Class Y	83	1,835
Value redeemed:		
Class A	(18,651)	(71,612)
Class B	(1,100)	(5,708)
Class C	(1,582)	(4,817)
Class Y	(673)	(1,101)
Increase (decrease) in outstanding capital	$42,637	$ (6,124)

Transactions in capital stock for the fiscal year ended June 30, 2005 are summarized below. Amounts are in thousands.

	Dividend Income Fund	Value Fund
Shares issued from sale of shares:		
Class A	8,642	11,818
Class B	547	891
Class C	439	808
Class Y	129	327
Shares issued from reinvestment of dividend and/or capital gains distribution:		
Class A	206	248
Class B	5	—
Class C	4	—
Class Y	14	22
Shares redeemed:		
Class A	(2,378)	(7,441)
Class B	(206)	(852)
Class C	(207)	(576)
Class Y	(88)	(110)
Increase in outstanding capital shares	7,107	5,135
Value issued from sale of shares:		
Class A	$101,402	$145,620
Class B	6,406	10,689
Class C	5,156	9,807
Class Y	1,519	4,045
Value issued from reinvestment of dividend and/or capital gains distribution:		
Class A	2,501	3,133
Class B	61	—
Class C	49	—
Class Y	165	273
Value redeemed:		
Class A	(28,148)	(91,857)
Class B	(2,438)	(10,295)
Class C	(2,438)	(7,013)
Class Y	(1,044)	(1,379)
Increase in outstanding capital	$ 83,191	$ 63,023

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For the Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2005	2,306	$166,565
Options written	17,406	980,345
Options terminated in closing purchase transactions	—	—
Options exercised	(3,166)	(283,020)
Options expired	(15,208)	(792,979)
Outstanding at December 31, 2005	1,338	$ 70,911

For Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2005	3,548	$177,045
Options written	10,439	384,004
Options terminated in closing purchase transactions	(2,289)	(57,374)
Options exercised	(230)	(28,542)
Options expired	(8,967)	(393,840)
Outstanding at December 31, 2005	2,501	$ 81,293

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Select Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Dividend Income Fund and Waddell & Reed Advisors Value Fund (collectively the "Funds"), the mutual funds comprising Waddell & Reed Advisors Select Funds, Inc., as of December 31, 2005, and the related statements of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended June 30, 2005, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds comprising Waddell & Reed Advisors Select Funds, Inc. as of December 31, 2005, the results of their operations for the six-month period then ended, the changes in their net assets for the six-month period then ended and the fiscal year ended June 30, 2005, and their financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 10, 2006

Renewal of Investment Management Agreement for Waddell & Reed Advisors Select Funds, Inc.

At their August 23 and 24, 2005 meeting, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Management Agreement between WRIMCO and the Corporation with respect to each Fund. The Disinterested Directors of the Funds were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of WRIMCO and the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Directors that included responses to those requests and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to each Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to each Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services Provided to the Funds

The Directors considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement as to each Fund.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio

The Directors considered each Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of each Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of each Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure and average account size information. In addition, the Directors considered, for each Fund, the Fund's investment management fees in relation to the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with similar investment objectives, policies and strategies as the Fund (Similar Funds). The Directors also considered, for each Fund, the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with similar investment objectives, policies and strategies as the Fund (Other Accounts).

Additional Considerations with respect to each Fund:

Waddell & Reed Advisors Dividend Income Fund

The Directors considered that Waddell & Reed Advisors Dividend Income Fund's total return performance was higher than the peer group median and the Lipper index for the one-year period for which information was provided since the Fund only had a full year's performance record as of the period ended June 30, 2005.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was lower than the peer group median and that the overall expense ratio was equal to the peer group median on an unadjusted basis and that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with similar investment objectives, policies and strategies as the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Value Fund

The Directors considered that Waddell & Reed Advisors Value Fund's total return performance was higher than the peer group median and the Lipper index for the one- and three-year periods.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was lower than the peer group median and that the overall expense ratio was higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Directors recognized that differences in fees paid by the Other Accounts were consistent with the management and other services provided.

Profitability and Economies of Scale

The Directors also considered that each Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to a Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Disinterested Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data. In addition, the Directors considered the soft dollar arrangements with respect to each Fund's portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded as to each Fund that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

   Waddell & Reed Advisors Global Bond Fund

   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

   Waddell & Reed Advisors Accumulative Fund

   Waddell & Reed Advisors Core Investment Fund

   Waddell & Reed Advisors Dividend Income Fund

   Waddell & Reed Advisors New Concepts Fund

   Waddell & Reed Advisors Small Cap Fund

   Waddell & Reed Advisors Tax-Managed Equity Fund

   Waddell & Reed Advisors Value Fund

   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

   Waddell & Reed Advisors Bond Fund

   Waddell & Reed Advisors Government Securities Fund

   Waddell & Reed Advisors High Income Fund

   Waddell & Reed Advisors Limited-Term Bond Fund

   Waddell & Reed Advisors Municipal Bond Fund

   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

   Waddell & Reed Advisors Cash Management

Specialty Funds

   Waddell & Reed Advisors Asset Strategy Fund

   Waddell & Reed Advisors Continental Income Fund

   Waddell & Reed Advisors Retirement Shares

   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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